Filed pursuant to Rule 424(b)(3)

Registration No. 333-100044

SUPPLEMENT NO. 2 DATED APRIL 4, 2003

TO PROSPECTUS DATED DECEMBER 11, 2002

APPLE HOSPITALITY FIVE, INC.

The following information supplements the prospectus of Apple Hospitality Five, Inc. dated December 11, 2002 and is part of the prospectus. This Supplement No. 2 updates the information presented in the prospectus and Supplement No. 1. Prospective investors should carefully review the prospectus, Supplement No. 1 and this Supplement.

TABLE OF CONTENTS FOR SUPPLEMENT NO. 2

The prospectus, and each supplement, contains forward-looking statements within the meaning of the federal securities laws, and such statements are intended to be covered by the safe harbors created by those laws. These forward-looking statements may involve our plans and objectives for future operations, including future growth and availability of funds. These forward-looking statements are based on current expectations, which are subject to numerous risks and uncertainties. Assumptions relating to these statements involve judgments with respect to, among other things, the continuation of our offering of units, future economic, competitive and market conditions and future business decisions, together with local, national and international events (including, without limitation, acts of terrorism or war, and their direct and indirect effects on travel and the economy). All of these matters are difficult or impossible to predict accurately and many of them are beyond our control. Although we believe the assumptions relating to the forward-looking statements, and the statements themselves, are reasonable, any of the assumptions could be inaccurate and, therefore, there can be no assurance that these forward-looking statements will prove to be accurate. In light of the significant uncertainties inherent in these forward-looking statements, the inclusion of this information should not be regarded as a representation by us or any other person that our objectives and plans, which we consider to be reasonable, will be achieved.

STATUS OF THE OFFERING

We completed the minimum offering of units (with each unit consisting of one Common Share and one Series A Preferred Share) at $10.50 per unit on January 3, 2003. We are continuing the offering at $11 per unit in accordance with the prospectus.

As of March 24, 2003, we had closed on the following sales of units in the offering:

Price Per Unit	Number of Units Sold	Gross Proceeds	Proceeds Net of Selling Commissions and Marketing Expense Allowance
$10.50	4,761,905	$50,000,000	$45,000,000
$11.00	5,655,896	62,214,856	55,993,370

Total	10,417,801	$112,214,856	$100,993,370

RECENT DEVELOPMENTS

Effective as of February 26, 2003, we acquired three hotels that operate as part of the franchise system for Homewood Suites® by Hilton. (Homewood Suites® by Hilton is a registered trademark and is the property of Hilton Hospitality, Inc.) These hotels were acquired from affiliates of Hilton Hotels Corporation, including Promus Hotels, Inc.

The combined gross purchase price for these hotels was $32.2 million. The purchase price was funded by our ongoing offering.

We also used the proceeds of our ongoing offering to pay 2% of the gross purchase price for these hotels, which equals $644,000, as a commission to Apple Suites Realty Group, Inc. This entity is owned by Glade M. Knight, who is one of our directors and our Chief Executive Officer. We have also reimbursed a related party, Apple Hospitality Five Advisors, Inc., for due diligence costs of $36,000 in connection with these acquisitions.

As a result of our recent acquisitions, we now own a total of four extended-stay hotels in four states, as illustrated in the map below:

ACQUISITIONS AND RELATED MATTERS

Our recent acquisition of three extended-stay hotels is described below. We directly acquired the Homewood Suites®—Colorado Springs in Colorado for a gross purchase price of $12.3 million and the Homewood Suites®—Albuquerque in New Mexico for a gross purchase price of $12.9 million. We have leased these hotels to Apple Hospitality Five Management, Inc. (as lessee) under a master hotel lease agreement, which is one of the material contracts described in the next section.

Based on business and tax planning considerations, we formed new subsidiaries to acquire the Homewood Suites®—Baton Rouge in Louisiana for a gross purchase price of $7 million. The owner of this hotel is one of our subsidiaries, AHF Baton Rouge Limited Partnership. We formed two direct wholly-owned subsidiaries to serve as the sole general partner and sole limited partner of this partnership. The sole general partner is AHF Baton Rouge GP, Inc., which holds a one percent partnership interest. The sole limited partner is AHF Baton Rouge LP, Inc., which holds a ninety-nine percent partnership interest. We have leased this hotel to AHF Services Limited Partnership (as lessee) under a hotel lease agreement, which is one of the material contracts described in the next section.

The three hotels are being managed by Promus Hotels, Inc., which is a subsidiary of Hilton Hotels Corporation and will be referred to, for simplicity, as the “Manager.” Such management is being undertaken in accordance with separate management agreements for each hotel. In addition, the hotels are licensed to operate as part of the franchise system for Homewood Suites® by Hilton under separate franchise license agreements for each hotel. These management agreements and franchise license agreements are included among the material contracts described in the next section. Neither the Manager, Hilton Hospitality, Inc. nor any of their affiliates or any other hotel company or franchise will be deemed an issuer, sponsor, obligor or guarantor with respect to any securities described in our prospectus, nor will they have any responsibility or liability for any statement or omission in our prospectus or for such securities.

SUMMARY OF MATERIAL CONTRACTS

Hotel Lease Agreements for Recent Acquisitions

Our master hotel lease agreement with Apple Hospitality Five Management, Inc. (our wholly-owned subsidiary, as lessee) and our hotel lease agreement with AHF Services Limited Partnership (as lessee) are each dated as of February 26, 2003. For simplicity, each agreement will be referred to as a “Lease.” Each Lease provides for an initial term of 10 years. Each lessee has the option to extend the Lease term for two additional five-year periods, provided it is not in default at the end of the prior term or at the time the option is exercised. Each Lease provides for the payment of an annual base rent, a quarterly percentage rent and a quarterly sundry rent. Each type of rent is described below.

The annual base rents for the hotels range from $703,881 to $856,130 and are payable in advance in equal monthly installments. Each base rent will be adjusted each year in proportion to the Consumer Price Index (based on the U.S. City Average). The lease commencement date for each hotel is February 26, 2003. The quarterly percentage rent depends on a formula that compares fixed “suite revenue breakpoints” with a portion of “suite revenue,” which is equal to gross revenue from suite rentals less sales and room taxes, credit card fees and sundry rent (as described below). The suite revenue breakpoints will be adjusted each year in proportion to the Consumer Price Index (based on the U.S. City Average). Specifically, the percentage rent is equal to the sum of (a) 17% of all year-to-date suite revenue, up to the applicable suite revenue breakpoint; plus (b) 55% of the year-to-date suite revenue in excess of the applicable suite revenue breakpoint, as reduced by base rent and the percentage rent paid year to date. The quarterly sundry rent equals 55% of all sundry revenue, which consists of revenue other than suite revenue, less the amount of sundry rent paid year-to-date.

Management Agreements for Recent Acquisitions

The three hotels we recently purchased are being managed under separate and substantially similar management agreements dated as of February 26, 2003. The parties to the management agreements are the

Manager and our lessee for the applicable hotel (which is either Apple Hospitality Five Management, Inc. or AHF Services Limited Partnership).

Under each management agreement, the Manager will supervise the operation of the hotel and collect revenues from its operation for the benefit of the lessee. The Manager is entitled to receive a monthly management fee, which equals a percentage of gross revenues from operation of the applicable hotel. This percentage is 2% during the first two years of the management agreement, 2.5% during the third such year and 3% thereafter.

Each management agreement has an initial term of 20 years. The Manager has the option to renew the term for two additional periods of 5 years each. Termination of a management agreement is permitted as a remedy for an uncured default by either party.

The Manager may terminate the management agreement for a hotel if the corresponding franchise license agreement for the hotel is terminated for any reason. In such an event, the Manager is entitled to receive a termination fee based on the number of years the management agreement has been in effect (unless the franchise license agreement was terminated because of the Manager’s failure to perform under the management agreement and such failure was not caused by the lessee). The termination fee during the first two years is $1,268,830. Otherwise, the termination fee is based on a multiple (which varies with the year of termination, but is not higher than three) of the average annual management fees earned during the preceding twenty-four months. The Manager also may terminate a management agreement upon a change in ownership of the applicable hotel. Unless the new owner obtains a new franchise license agreement and enters into an assumption agreement that continues the management agreement, the Manager has a right to receive a termination fee as described above.

Our lessee may terminate the management agreement for a hotel if (a) the Manager fails to achieve, in any two consecutive calendar years, a gross operating profit for the hotel that is at least 85% of the budgeted gross operating profit, and (b) during each of the two preceding calendar years, the hotel’s yield index (as reported by an industry source) is below an agreed upon base yield index. For this purpose, gross operating profit means the amount, if any, by which gross revenues exceed operating costs for any calendar year. The Manager may elect to avoid such termination by paying a cure amount to the lessee that compensates for the deficiency (equal to the difference between the achieved gross operating profit and 85% of the budgeted amount) for the second of the two calendar years in which a deficiency existed. Termination as described above is not permitted if the operations of the hotel are significantly disrupted by casualty loss, strike, eminent domain or similar events beyond the reasonable control of the Manager. Our lessee also may terminate a management agreement after ten years if the lessee is not in default and pays a cancellation fee to the Manager. In general, the cancellation fee equals a factor of two times the average annual management fees earned during the preceding twenty-four months.

Under each management agreement, the Manager has the right to approve any mortgage on the applicable hotel. Such approval is not to be unreasonably withheld, provided that certain conditions are met. Among these conditions are requirements that the mortgage not exceed 75% of the appraised value of the hotel (or, if greater, the principal amount under any current mortgage), and that the related financing be obtained from an institution lender.

Under each management agreement, if the lessee receives a bona fide written offer from a third party to purchase or lease the applicable hotel, the Manager may elect to (a) purchase or lease the hotel on the same terms and conditions (instead of such third party), or (b) reasonably grant consent or withhold consent to such sale or lease. The Manager has the right to disapprove such sale or lease if the third party is a competitor, has a poor reputation, does not have the ability to fulfill financial obligation sunder the management agreement, or has maintained a prior unsatisfactory business relationship with the Manager or its affiliates.

Franchise License Agreements for Recent Acquisitions

The three hotels we recently purchased are licensed as part of the franchise system for Homewood Suites® by Hilton under separate and substantially similar franchise license agreements dated as of February 26, 2003.

The parties to the franchise license agreements are Promus Hotels, Inc. (who is the Manager under the corresponding management agreements for each hotel) and our lessee for the applicable hotel (which is either Apple Hospitality Five Management, Inc. or AHF Services Limited Partnership).

Under each franchise license agreement, the applicable hotel must be operated in accordance with the standards and requirements established by Promus Hotels, Inc. These requirements cover, among other matters, the types of services and products that may be offered at the hotel, the appearance and condition of the hotel and the use of national reservation services.

Each franchise license agreement provides for both a monthly royalty fee and a monthly program fee. The monthly royalty fee equals a percentage of gross rooms revenue from operation of the applicable hotel. This percentage is 2% during the first two years of the franchise license agreement, 2.5% during the third such year, 3% during the fourth such year, and 4% thereafter. The monthly program fee is 4%, and may be changed by Promus Hotels, Inc. from time to time, but such increase will not exceed 1% of gross rooms revenue in any calendar year and the cumulative increases will not exceed 5% of gross rooms revenue.

Each franchise license agreement has an initial term of 20 years. Promus Hotels, Inc. has the option to renew the term for two additional periods of 5 years each.

The license agreements are subject to early termination for various reasons, including default by our lessee. If any such default results in termination, Promus Hotels, Inc. would be entitled to receive a termination fee. In general, this fee equals (a) all amounts owed for periods prior to termination, plus (b) the average monthly fees for the preceding twenty-four months multiplied by thirty-six. Upon termination, the hotel must immediately cease to identify itself as having a license with Homewood Suites® by Hilton.

We have entered into separate and substantially similar guarantees in which we guarantee the payment and performance of our lessee under the franchise license agreements.

OUR PROPERTIES

The three hotels we recently acquired are part of the franchise system for Homewood Suites® by Hilton. We have one other hotel, acquired in January 2003, that operates as a Residence Inn® by Marriott® hotel. All of our hotels were in operation when acquired. The hotels offer one and two bedroom suites with the amenities generally offered by upscale extended-stay hotels. They are located in developed or developing areas and in competitive markets. We believe the hotels are well-positioned to compete in their respective markets based on location, amenities, rate structure and franchise affiliation. In the opinion of management, each hotel is adequately covered by insurance. Further information about our hotels is presented in the tables below:

Table 1.    General Information

Location of Hotel	Number of Suites	Standard Daily Rate (Price) per Suite(a)
Colorado Springs, Colorado	127	$ 69 to $189
Baton Rouge, Louisiana	115	$109 to $120
Albuquerque, New Mexico	151	$ 79 to $115
Houston, Texas	120	$ 96 to $189

Total	513	—

Note for Table 1:

(a)	As of date of this Supplement. Amounts shown exclude discounts that may be offered to corporate and frequent customers.

Table 2.    Operating Information(a)

	Avg. Daily Occupancy Rates					Revenue per Available Suite
Location of Hotel	1999	2000	2001	2002	2003	1999	2000	2001	2002	2003
Colorado Springs, Colorado	—	—	58%	73%	74%	—	—	$48	$56	$50
Baton Rouge, Louisiana	72%	76%	76%	81%	92%	$63	$69	68	69	74
Albuquerque, New Mexico	—	—	65%	77%	89%	—	—	51	60	67
Houston, Texas	62%	86%	90%	92%	82%	55	74	83	89	85

Note for Table 2:

(a)	The periods presented begin with the opening year of the hotel. Results of operations for periods before the effective date of our ownership were provided by the seller or the applicable manager. Amounts shown for 2003 are for the period ending February 28, 2003, and are not necessarily indicative of a full year of operations due to seasonality.

Table 3. Tax and Related Information
Location of Hotel	2002 Real Property Tax Rate (a)	2002 Real Property Tax	2003 Budgeted Improvement Cost	2003 Budgeted Prop. Tax on Improvement(b)	Depreciation- Federal Tax Basis(c)
Colorado Springs, Colorado	7.75821%	$181,345	$50,000	$3,879	$10,909,904
Baton Rouge, Louisiana	1.04230%	86,769	250,000	2,606	5,525,603
Albuquerque, New Mexico	4.25250%	61,090	50,000	2,126	11,859,888
Houston, Texas	3.06627%	167,240	173,800	5,329	12,283,995

Notes for Table 3:

(a)	Property tax rate is an aggregate figure for county, city and other local taxing authorities (to the extent applicable).
(b)	Tax amount shown is based on the taxable portion of the indicated improvement.
(c)	Amounts are for the depreciable real property component of the hotel. The depreciable life is 39 years (or less, as may be permitted by federal tax laws) using the straight-line method. The modified accelerated cost recovery system will be used for the personal property component of the hotel.

SELECTED FINANCIAL DATA

For the period September 20, 2002, (initial capitalization) through December 31, 2002
REVENUES:
Suite revenue	—

Total revenues	—

EXPENSES:
Taxes, insurance and other	$2,525
General and administrative	2,343
Interest	282
Total expenses	5,150

Net income	$(5,150)

PER SHARE:
Loss per common share	$(515)
Distributions per common share	—

	At December 31, 2002	At September 20, 2002 (initial capitalization)
BALANCE SHEET DATA
Cash and cash equivalents	$3,033	$24,110
Total assets	564,774	24,110
Notes payable—unsecured	218,143	—
Shareholders’ equity	18,960	24,110
Units outstanding	10	10

The selected financial data should be read in conjunction with the financial statements and related notes of Apple Hospitality Five, Inc. See Index to Financial Statements on page F-1.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

(For the period ending December 31, 2002)

Results of Operation

We were organized and initially capitalized on September 20, 2002. During the period from September 20, 2002 to December 31, 2002, we owned no properties, had no revenue and were engaged in initial capital-raising activities. During this period, we incurred miscellaneous start-up costs and interest expense under our unsecured line of credit. We commenced operations in January 2003 upon the purchase of our first hotel property. Information on our first hotel purchase is discussed below in further detail under the “Subsequent Events” section below.

Liquidity and Capital Resources

The proceeds of the offering, the cash flow generated from properties we will acquire and any short term investments will be our principal source of liquidity. In addition, we may borrow funds, subject to the approval of our board of directors.

We obtained an unsecured line of credit in a principal amount of up to $300,000 to fund our start-up costs. The lender is Wachovia Bank, N.A. The line of credit bears interest at the bank’s prime rate. Interest is payable monthly. We borrowed a total of $218,143 as of December 31, 2002 against the line of credit. Glade M. Knight, our President and Chairman of the Board, guaranteed repayment of the line of credit. Mr. Knight does not receive any consideration in exchange for providing this guarantee. We repaid this debt in January 2003 with proceeds from the sale of units.

We anticipate that our cash flow and the proceeds of our offering will be adequate to cover our operating expenses and to permit us to meet our anticipated liquidity requirements, including distribution requirements. Inflation may increase our operating costs, including our costs on bank borrowings. As of December 31, 2002, we had no material commitments for capital expenditures.

We intend to establish a working capital reserve of at least 0.5% of the proceeds from our offering. This reserve, in combination with income from our properties and short term investments, is anticipated to satisfy our liquidity requirements.

Critical Accounting Policies

The following contains a discussion of what we believe to be critical accounting policies. These items should be read to gain a further understanding of the principles used to prepare our financial statements. These principals include application of judgment; therefore, changes in judgments may have a significant impact on our reported results of operations and financial condition.

Related Party Transactions

We have significant transactions with related parties. These transactions cannot be construed to be arms length and the results of our operations may be different if these transactions were conducted with non-related parties.

We have contracted with Apple Suites Realty Group, Inc., a Virginia corporation (“ASRG”) to provide brokerage services for the acquisition and disposition of our real estate assets. In accordance with the contract, ASRG is paid a fee of 2% of the gross purchase price of any acquisitions or gross sale price of any dispositions of real estate investments, subject to certain conditions.

We also contracted with Apple Hospitality Five Advisors, Inc. (“AFA”) to advise and provide day-to-day management services for us and due-diligence services on acquisitions. In accordance with the contract, we pay AFA a fee equal to .1% to .25% of total equity contributions received by us in addition to certain reimbursable expenses. AFA will also hold a three-year contract for the monthly maintenance and support of accounting software. All of AFA’s services have been subcontracted to Apple Suites Advisors, Inc. (“ASA”) as of January 31, 2002, a wholly owned subsidiary of Apple Hospitality Two, Inc.

As of December 31, 2002, AFA, ASRG and ASA were 100% owned by Mr. Knight. As of January 31, 2003, the outstanding shares of ASA owned by Mr. Glade M. Knight were purchased by Apple Hospitality Two, Inc. and ASA is now a wholly-owned subsidiary of Apple Hospitality Two, Inc. AFA and ASRG may purchase in the “best efforts” offering up to 2.5% of the total number of our shares sold in the “best efforts” offering, once the minimum offering is completed.

We issued 240,000 Series B convertible preferred shares to Mr. Knight. The Series B convertible preferred shares were issued in exchange for payment of $0.10 per Series B convertible preferred share, or an aggregate of $24,000. There is no dividend payable on the Series B preferred convertible shares. On liquidation, the holder of the Series B preferred convertible shares will be entitled to a liquidation payment of $11 per share before any distributions of liquidation proceeds to holders of the common shares. However, the priority liquidation payment of the holder of the Series B preferred convertible shares is junior to the holders of the Series A preferred shares distribution rights. In the event that the liquidation of our assets results in proceeds that exceed the distribution rights of the Series A preferred shares and the Series B convertible preferred share, the remaining proceeds will be distributed between the common shares and the Series B convertible preferred shares on an as converted basis.

Each holder of outstanding Series B preferred convertible shares has the right to convert any of such shares into common shares upon and for 180 days following the occurrence of any of the following conversion events:

(1)    substantially all of our assets, stock or business, is transferred as a going concern, whether through exchange, merger, consolidation, lease, share exchange or otherwise, other than a sale of assets in liquidation, dissolution or winding up of our business; or

(2)    our common shares are listed on any securities exchange or quotation system or in any established market (“Conversion Event”).

Upon the occurrence of any conversion event, the Series B preferred convertible shares may be converted into a maximum of 2,907,415 common shares, based upon the gross proceeds raised through the date of conversion in this $500 million offering made by our prospectus. In addition, upon conversion of the Series B convertible preferred shares into common shares, the Series A preferred shares will terminate and the priority distribution in liquidation associated with the Series A preferred shares will disappear. If we terminate or fail to renew the Advisory Agreement with AFA, the Series B convertible preferred shares will be entitled to dividend distributions and voting rights on an as converted basis. In this event, the liquidation preference of the Series A preferred shares will continue.

No additional consideration is due upon the conversion of the Series B preferred convertible shares. Upon the probable occurrence of a conversion event, we will record expense for the difference between the fair value of our common stock and issue price of the Series B preferred convertible shares.

Compensation expense related to issuance of 240,000 Series B convertible preferred shares to Mr. Knight will be recognized at such time when the number of common shares to be issued for conversion of the Series B shares can be reasonably estimated and the event triggering the conversion of the Series B shares to common shares is probable. The expense will be measured as the difference between the fair value of the common stock for which the Series B shares can be converted and the amounts paid for the Series B shares.

Subsequent Events

Effective January 3, 2003, we acquired Marriott Residence Inn Houston-Westchase, which contains 120 suites and was in operation when acquired. The hotel offers one and two room suites with the amenities generally offered by upscale extended-stay hotels. The gross purchase price for the hotel was $14,300,000.

Effective February 26, 2003, we acquired three hotels that operate as part of the franchise system for Homewood Suites® by Hilton. The combined gross purchase price for these hotels was $32.2 million. The properties are located in Colorado Springs, CO; Baton Rouge, LA and Albuquerque, NM and contain a combined total of 393 suites. Each hotel was in operation at the time of purchase and offers one and two room suites with the amenities generally offered by upscale extended-stay hotels.

The purchase price for all of the hotels was funded by our ongoing offering of units. We have leased these hotels to Apple Hospitality Five Management, Inc. (as lessee) or its subsidiaries under master hotel lease agreements. We also used the proceeds of our ongoing offering to pay 2% of the gross purchase price for these hotels, which equals $644,000, as a commission to Apple Suites Realty Group, Inc. This entity is owned by Glade M. Knight, who is one of our directors and our Chief Executive Officer.

We are raising equity through a “best efforts” offering by David Lerner and Associates, Inc. (the “Managing Dealer”). We achieved the minimum offering of 4,761,905 units at a price of $10.50 per unit as of January 3, 2003. As of March 14, 2003, we had sold 8,352,684 units with net proceeds totaling $80,548,718. We are continuing the offering at $11.00 per unit in accordance with the prospectus for our offering.

EXPERTS

Ernst & Young LLP, independent auditors, have audited our consolidated financial statements at December 31, 2002 and September 20, 2002 (initial capitalization), and for the period from September 20, 2002 (initial capitalization) through December 31, 2002, as set forth in their report. We have included our financial statements in this Supplement and elsewhere in the registration statement for our offering of units in reliance on Ernst & Young LLP’s report, given their authority as experts in accounting and auditing.

Ernst & Young LLP, independent auditors, have also audited the financial statements of Westel Properties II, LTD at December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002, as set forth in their report. We have included these financial statements in this Supplement in reliance on Ernst & Young LLP’s report, given their authority as experts in accounting and auditing.

Ernst & Young LLP, independent auditors, have also audited the combined financial statements of Three Homewood Suites at December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002, as set forth in their report. We have included these financial statements in this Supplement in reliance on Ernst & Young LLP’s report, given their authority as experts in accounting and auditing.

INDEX TO FINANCIAL STATEMENTS

Audited Financial Statements

Report of Independent Auditors	F-2
Consolidated Balance Sheet for the period September 20, 2002
(initial capitalization) through December 31, 2002	F-3
Consolidated Statement of Operations
For the period September 20, 2002 (initial capitalization) through December 31, 2002	F-4
Consolidated Statement of Shareholders’ Equity
For the period September 20, 2002 (initial capitalization) through December 31, 2002	F-5
Consolidated Statements of Cash Flows
For the period September 20, 2002 (initial capitalization) through December 31, 2002	F-6
Notes to Consolidated Financial Statements	F-7

Financial Statements of Businesses Acquired Westel Properties II, LTD
Report of Independent Auditors	F-11
Balance Sheets – December 31, 2001 and 2002	F-12
Statements of Operations – Years ended December 31, 2000, 2001 and 2002	F-13
Statements of Partners’ Capital – Years ended December 31, 2000, 2001 and 2002	F-14
Statements of Cash Flows – Years ended December 31, 2000, 2001 and 2002	F-15
Notes to Financial Statements	F-16

Three Homewood Suites® (Colorado Springs, Colorado, Baton Rouge, Louisiana and Albuquerque, New Mexico)
Report of Independent Auditors	F-19
Combined Balance Sheets – December 31, 2001 and 2002	F-20
Combined Statements of Income – Years ended December 31, 2000, 2001 and 2002	F-21
Combined Statements of Equity – Years ended December 31, 1999, 2000, 2001 and 2002	F-22
Combined Statements of Cash Flows – Years ended December 31, 2000, 2001 and 2002	F-23
Notes to Combined Financial Statements	F-24

Pro Forma Financial Information
Apple Hospitality Five, Inc.
Pro Forma Condensed Consolidated Balance Sheet As of December 31, 2002 (unaudited)	F-28
Notes to Pro Forma Condensed Consolidated Balance Sheet (unaudited)	F-29
Pro Forma Condensed Consolidated Statements of Operations For the Year Ended December 31, 2002 (unaudited)	F-30
Notes to Pro Forma Condensed Consolidated Statements of Operations (unaudited)	F-31

Report of Independent Auditors

The Board of Directors and Shareholders

Apple Hospitality Five, Inc.

We have audited the accompanying consolidated balance sheets of Apple Hospitality Five, Inc. (the “Company”) as of December 31, 2002 and September 20, 2002 (initial capitalization), and the related consolidated statements of income, shareholders’ equity, and cash flows for the period from September 20, 2002 (initial capitalization) through December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Apple Hospitality Five, Inc. at December 31, 2002 and September 20, 2002 (initial capitalization), and the consolidated results of its operations and its cash flows for the period from September 20, 2002 (initial capitalization) through December 31, 2002, in conformity with accounting principles generally accepted in the United States.

/s/    ERNST & YOUNG LLP

Richmond, Virginia

March 11, 2003

APPLE HOSPITALITY FIVE, INC.

CONSOLIDATED BALANCE SHEETS

	December 31, 2002	September 20, 2002
ASSETS
Cash and cash equivalents	$3,033	$24,110
Prepaid offering costs	504,733	—
Deferred acquisition costs	57,008	—

Total Assets	$564,774	$24,110

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Notes payable—unsecured	$218,143	—
Accounts payable and accrued expenses	327,389	—
Interest payable	282	—

Total Liabilities	545,814	—
SHAREHOLDERS’ EQUITY
Class B convertible stock, no par value, authorized 240,000 shares; issued and outstanding 240,000 shares	24,000	24,000
Common stock, no par value, authorized 200,000,000 shares; ten shares issued and outstanding	110	110
Retained loss	(5,150)	—

Total Shareholders’ Equity	18,960	24,110

Total Liabilities and Shareholders’ Equity	$564,774	$24,110

See accompanying notes to consolidated financial statements.

APPLE HOSPITALITY FIVE, INC.

CONSOLIDATED STATEMENT OF OPERATIONS

For the period September 20, 2002, (initial capitalization) through December 31, 2002
REVENUES:
Suite revenue	—

Total revenues	—

EXPENSES:
Taxes, insurance and other	$2,525
General and administrative	2,343
Interest	282

Total expenses	5,150

Net loss before income taxes	(5,150)
Income taxes	—

Net loss	$(5,150)

Loss per common share	$(515)

See accompanying notes to consolidated financial statements.

APPLE HOSPITALITY FIVE, INC.

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

	Common Stock		Class B Convertible Stock
	Number of Shares	Amount	Number of Shares	Amount	Retained Loss	Total Shareholders’ Equity
Initial capitalization at
September 20, 2002	10	$110	—	—	—	$110
Net proceeds from the sale of
preferred shares	—	—	240,000	$24,000	—	24,000
Net loss	—	—	—	—	(5,150)	(5,150)

Balance at December 31, 2002	10	$110	240,000	$24,000	$(5,150)	$18,960

See accompanying notes to consolidated financial statements.

APPLE HOSPITALITY FIVE, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

For the period September 20, 2002, (initial capitalization) through December 31, 2002
Cash flow from operating activities:
Net income	$(5,150)
Changes in operating assets and liabilities
Interest payable	282

Net cash used in operating activities	(4,868)
Cash flow from investing activities:
Cash paid for potential acquisitions	(2,617)

Net cash used in investing activities	(2,617)
Cash flow from financing activities:
Cash paid for offering costs	(231,735)
Proceeds from draws on lines of credit	218,143

Net cash used in financing activities	(13,592)

Decrease in cash and cash equivalents	(21,077)
Cash and cash equivalents, beginning of period	24,110

Cash and cash equivalents, end of period	$3,033

See accompanying notes to consolidated financial statements.

APPLE HOSPITALITY FIVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1    General Information and Summary of Significant Accounting Policies

Organization

Apple Hospitality Five, Inc., together with its subsidiaries, (the “Company”), is a Virginia corporation, formed on September 20, 2002, with the first investor closing under its ongoing offering commencing on January 3, 2003. The accompanying consolidated financial statements include the accounts of the Company along with its subsidiaries. All significant intercompany transactions and balances have been eliminated.

We intend to elect to be treated as a real estate investment trust (“REIT”) for federal income tax purposes. The REIT Modernization Act, effective January 1, 2001, permits REIT’s to establish taxable businesses to conduct certain previously disallowed business activities. The Act also reduces the REIT distribution requirement from 95% to 90% of its taxable income.

Our primary business objective is to maximize shareholder value by achieving long-term growth in cash distributions to its shareholders. We intend to pursue this objective by acquiring a fee simple interest in upper-end, extended-stay hotel properties and other limited-service hotels for long-term ownership. We seek to maximize current and long-term net income and the value of its assets. Our policy is to acquire assets where we believe opportunities exist for acceptable investment returns.

We expect to pursue our objectives primarily through the direct ownership of upper-end, extended-stay hotel and other limited-service hotel properties located in selected metropolitan areas throughout the United States. However, future investment activities will not be limited to any geographic area or product type or to a specified percentage of assets.

Cash and Cash Equivalents

Cash equivalents include highly liquid investments with original maturities of three months or less. The fair market value of cash and cash equivalents approximate their carrying value. Cash equivalents are placed with high credit quality institutions and the balances may at times exceed federal depository insurance limits.

Prepaid Offering Costs

During 2002, the Company incurred $504,733 in costs related to its “best-efforts” offering of common shares. The first closing of common shares occurred on January 3, 2003 with the sale of 4,761,905 shares with net proceeds totaling $44,999,999.

Deferred Acquisition Costs

The Company incurred costs during 2002, related to the potential acquisition of one extended-stay hotel located in Houston, Texas that operates as part of the Residence Inn® by Marriott® franchise. The acquisition was completed in January 2003. The deferred acquisition costs of $57,008, incurred during 2002, will be applied to land and building costs as of the January acquisition date.

Earnings Per Common Share

Basic earnings per common share is computed based upon the weighted average number of shares outstanding during the year. Diluted earnings per share is calculated after giving effect to all potential common shares that were dilutive and outstanding for the year. Series B preferred convertible shares are not included in

APPLE HOSPITALITY FIVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

earnings per common share calculations until such time it becomes probable that such shares can be converted to common shares (see Note 4). Weighted Average Common Shares outstanding during the period September 20, 2002 (inception) through December 31, 2002 was ten.

Federal Income Taxes

The Company intends to elect to be operated as, and will annually elect to be taxed as, a real estate investment trust under the Internal Revenue Code of 1986, as amended (the “Code”). Generally, a real estate investment trust which complies with the provisions of the Code and distributes at least 90% of its taxable income to its shareholders does not pay federal income taxes on its distributed income. For 2002, the Company is a taxable entity under the Internal Revenue Code. No tax benefit has been recorded as its realization is not probable.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

Note 2    Notes Payable

On November 21, 2002, we obtained an unsecured credit line in a principal amount up to $300,000 to fund start-up costs. The lender is Wachovia Bank, N.A. The line of credit bears interest at the bank’s prime rate and interest is payable monthly. We borrowed a total of $218,143 as of December 31, 2002 and Glade M. Knight, our president and Chairman of the Board, guaranteed repayment of the line of credit. Mr. Knight does not receive any consideration in exchange for providing this guarantee. We repaid this debt in January 2003 with proceeds from the sale of Units.

Note 3    Shareholders’ Equity

We are currently conducting an on-going offering. We registered our Units (each unit consists of one common share and one Series A preferred share) on Registration Statement Form S-11 (File No. 333-77055) filed December 3, 2002. The Company began its best-efforts offering (the “Offering”) of its Units, no par value on January 3, 2003, the same day the Registration Statement was declared effective by the Securities and Exchange Commission. The managing underwriter is David Lerner Associates, Inc. The Offering is continuing as of the date of filing this Report on Form 10-K. All of the Units are being sold for our account. There were no Units outstanding under the Offering as of December 31, 2002.

The Series A preferred shares have no voting rights, no distribution rights and no conversion rights. In addition, the Series A preferred shares are not separately tradable from the common shares to which they relate. The only right associated with each Series A preferred share is a priority distribution upon the sale of the company’s assets. The priority distribution will be equal to $11.00 per Series A preferred share, and no more, before any distribution will be made to the holders of any other shares. Upon that distribution the Series A preferred shares will have no other distribution rights.

The Company currently has 240,000 Series B convertible preferred shares issued and outstanding. There are no dividends payable on the Series B convertible preferred shares. Holders of more than two-thirds of the Series B convertible preferred shares must approve any proposed amendment to the Articles of Incorporation that would adversely affect the Series B convertible preferred shares. Upon our liquidation, the holder of the Series B

APPLE HOSPITALITY FIVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

convertible preferred shares is entitled to a priority liquidation payment. However the priority liquidation payment of the holder of the Series B convertible preferred shares is junior to the holders of the Series A preferred shares distribution rights. The holder of a Series B convertible preferred share is entitled to a liquidation payment of $11 per number of common shares into which each Series B convertible preferred share would convert. In the event that the liquidation of our assets results in proceeds that exceed the distribution rights of the Series A preferred shares and the Series B convertible preferred shares, the remaining proceeds will be distributed between the common shares and the Series B convertible preferred shares, on an as converted basis. The Series B convertible preferred shares are convertible into Units upon and for 180 days following the occurrence of either of the following events: (1) the transfer of substantially all of its assets, stock or business, whether through exchange, merger, consolidation, lease, share exchange or otherwise, or (2) the Advisory Agreement with Apple Hospitality Five Advisors, Inc. is terminated or expires without renewal. Mr. Knight, as the chief executive officer of each party to the advisory agreement, can influence or control its termination or non-renewal. Accordingly, Mr. Knight can influence or control both the conversion of the Series B convertible preferred shares issued to him and the resulting dilution of other shareholders.

Upon the occurrence of either triggering event and for purposes of determining the liquidation payment due to each holder of a Series B convertible preferred share, each Series B convertible preferred share is convertible into a number of Units based upon the gross proceeds raised through the date of the conversion in the current $500 million public offering of the Company’s common shares made by the Company’s prospectus and according to the following formula:

Gross Proceeds Raised from Sales of Units through Date of Conversion	Number of Common Shares through Conversion of One Series B Convertible Preferred Share
$ 50 million	0.92321
$100 million	1.83239
$150 million	3.19885
$200 million	4.83721
$250 million	6.11068
$300 million	7.29150
$350 million	8.49719
$400 million	9.70287
$450 million	10.90855
$500 million	12.11423

No additional consideration is due upon the conversion of the Series B convertible preferred shares.

Compensation expense related to issuance of 240,000 Series B convertible preferred shares to Mr. Knight will be recognized at such time when the number of common shares to be issued for conversion of the Series B convertible preferred shares can be reasonably estimated and the event triggering the conversion of the Series B convertible preferred shares to common shares is probable. The expense will be measured as the difference between the fair value of the common stock for which the Series B convertible preferred shares can be converted and the amounts paid for the Series B convertible preferred shares.

Note 4    Related Parties

The Company has contracted with Apple Suites Realty Group, Inc. (“ASRG”) to provide brokerage services for the acquisition and disposition of real estate assets for the Company. In accordance with the contract, ASRG is to be paid a fee of 2% of the purchase price of any acquisitions or sale price of any dispositions of real estate

APPLE HOSPITALITY FIVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

investments, subject to certain conditions. During 2002, ASRG did not earn income from the Company under the agreement.

Effective January 3, 2003, the Company contracted with Apple Hospitality Five Advisors, Inc. (“AFA”) to advise and provide the Company with day-to-day management services and due-diligence services on acquisitions. On the same date, AFA entered into a subcontract and assignment agreement with ASA assigning all of its rights, responsibilities and duties under its agreement with the Company. In accordance with the contract and the subcontract and assignment agreement, the Company will pay ASA a fee equal to .1% to .25% of total equity contributions received by the Company in addition to certain reimbursable expenses. During 2002, neither AFA nor ASA earned income under this agreement. ASRG and AFA are 100% owned by Mr. Knight.

ASRG and AFA may purchase up to 2.5% of the total number of shares of the Company sold in the “best efforts” offering.

Mr. Knight also serves as the Chairman and Chief Executive Officer of Cornerstone Realty Income Trust, Inc., an apartment REIT, and Apple Hospitality Two, Inc., a hospitality REIT.

Note 5    Subsequent Events

During the first three months of 2003, the Managing Dealer sold 8,352,684 Units, representing net proceeds of $80,548,718.

Effective January 3, 2003, we acquired Marriott Residence Inn Houston-Westchase, which contains 120 suites and was in operation when acquired. The hotel offers one and two room suites with the amenities generally offered by upscale extended-stay hotels. The gross purchase price for the hotel was $14,300,000.

Effective February 26, 2003, we acquired three hotels that operate as part of the franchise system for Homewood Suites® by Hilton. The combined gross purchase price for these hotels was $32.2 million. The properties are located in Colorado Springs, CO; Baton Rouge, LA and Albuquerque, NM and contain a combined total of 393 suites. Each hotel was in operation at the time of purchase and offers one and two room suites with the amenities generally offered by upscale extended-stay hotels.

The purchase price for all of the hotels was funded by our ongoing offering of Units. We have leased these hotels to Apple Hospitality Five Management, Inc. (as lessee) or its subsidiaries under master hotel lease agreements. We also used the proceeds of our ongoing offering to pay 2% of the gross purchase price for these hotels, which equals $644,000, as a commission to Apple Suites Realty Group, Inc. This entity is owned by Glade M. Knight, who is one of our directors and our Chief Executive Officer.

Report of Independent Auditors

Westel Associates II, LC, General Partner

Westel Properties II, LTD

We have audited the accompanying balance sheets of Westel Properties II, LTD (“the Partnership”) as of December 31, 2002 and 2001, and the related statements of operations, partners’ capital, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Westel Properties II, LTD as of December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

/s/    ERNST & YOUNG LLP

Richmond, Virginia

March 21, 2003

Westel Properties II, LTD

Balance Sheets

	December 31
	2002	2001
Assets
Investment in hotel, net of accumulated depreciation of $1,288,331 and $942,889, respectively	$6,728,225	$6,963,658
Cash and cash equivalents	323,128	364,967
Restricted cash	436,045	270,044
Due from third party manager	97,417	79,428
Deferred loan costs, net of accumulated amortization of $128,748 and $95,282, respectively	39,396	72,862
Other assets	60,000	60,000

Total assets	$7,684,211	$7,810,959

Liabilities and partners’ capital
Liabilities:
Notes payable—secured	$7,154,993	$7,332,830
Accounts payable and accrued expenses	12,418	11,392
Interest payable	25,808	30,744
Other liabilities	60,000	60,000

Total liabilities	7,253,219	7,434,966
Partners’ capital	430,992	375,993

Total liabilities and partners’ capital	$7,684,211	$7,810,959

See accompanying notes.

Westel Properties II, LTD

Statements of Operations

	Year ended December 31
	2002	2001	2000
Revenues:
Suite revenue	$3,840,688	$3,638,237	$3,224,820
Other revenue	220,574	204,095	212,175

Total revenues	4,061,262	3,842,332	3,436,995
Expenses:
Operating expenses	730,856	722,174	736,867
Hotel administrative expenses	383,183	356,210	374,045
Sales and marketing	179,508	173,945	172,848
Utilities	150,500	155,915	137,864
Repair and maintenance	136,008	123,580	110,774
Franchise fees	192,035	176,719	128,993
Management fees	224,411	204,449	151,748
Taxes, insurance, and other	210,135	198,361	205,361
General and administrative	46,023	50,382	61,974
Depreciation of real estate owned	345,442	331,989	330,782

Total expenses	2,598,101	2,493,724	2,411,256
Operating income	1,463,161	1,348,608	1,025,739
Interest income	9,029	12,140	31,574
Interest expense	(367,301)	(546,549)	(728,582)

Net income	$1,104,889	$814,199	$328,731

See accompanying notes.

Westel Properties II, LTD

Statements of Partners’ Capital

Balance, December 31 1999	$1,007,215
Distributions	(1,043,700)
Net income	328,731

Balance, December 31, 2000	292,246
Distributions	(730,452)
Net income	814,199

Balance, December 31, 2001	375,993
Distributions	(1,049,890)
Net income	1,104,889

Balance, December 31, 2002	$430,992

See accompanying notes.

Westel Properties II, LTD

Statements of Cash Flows

	Year ended December 31
	2002	2001	2000
Operating activities
Net income	$1,104,889	$814,199	$328,731
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of hotel assets	345,442	331,989	330,782
Amortization of deferred loan costs	33,466	33,629	33,629
Change in operating assets and liabilities:
Due from third-party manager	(17,989)	9,805	(43,279)
Prepaid expenses and other	—	—	5,063
Accounts payable	1,026	1,036	61,291
Interest payable	(4,936)	(30,547)	69,384

Net cash provided by operating activities	1,461,898	1,160,111	785,601

Investing activities
Capital expenditures	(110,009)	(8,180)	(6,421)
Restricted cash	(166,001)	(172,745)	(14,135)

Net cash used in investing activities	(276,010)	(180,925)	(20,556)

Financing activities
Distributions to Partners	(1,049,890)	(730,452)	(1,043,700)
Repayment of principal on notes payable	(177,837)	(117,047)	(50,123)

Net cash used in financing activities	(1,227,727)	(847,499)	(1,093,823)

Decrease (increase) in cash and equivalents	(41,839)	131,687	(328,778)
Cash and equivalents at beginning of year	364,967	233,280	562,058

Cash and equivalents at end of year	$323,128	$364,967	$233,280

Supplemental cash flow information:
Interest paid, no amounts capitalized	$338,790	$543,466	$693,291

See accompanying notes.

Westel Properties II, LTD

Notes to Financial Statements

December 31, 2002 and 2001

1.	Organization

Westel Properties II, LTD (“the Partnership”) is a Texas Limited Partnership which was formed on September 9, 1996, for the purpose of acquiring land and developing a Residence Inn by Marriott and operating the hotel under a management agreement with Residence Inn by Marriott (“Marriott). The hotel, located in Houston, Texas, became operational in February 1999, when the management agreement with Marriott International, Inc. became effective and the hotel commenced operations.

The Partnership consists of a general partner, Westel Associates II, L.C. (“WA II”) who has a 30% interest in the Partnership and a limited partner MRIW, LTD who has a 70% interest in the Partnership. Profits and losses are shared on a pro rata basis.

2.	Significant Accounting Policies

Cash and Equivalents

Cash and equivalents include cash as well as investments in short-term money market securities.

Restricted Cash

The Partnership is also required to fund the Manager with sufficient funds, generally 5% of revenue, to cover the cost of replacements and renewals to the hotel’s property and improvements. The Manager holds these funds in escrow on behalf of the hotel until the funds are spent on capital improvements.

Investment in Hotel

The investment in hotel is stated at cost. Interest and property taxes incurred during construction of facilities is capitalized and depreciated over the life of the asset. Costs of improvements are capitalized. Costs of normal repairs and maintenance are charged to expense as incurred. Upon the sale or retirement of property and equipment, the cost and related accumulated depreciation are removed from the respective accounts, and the resulting gain or loss, if any, is included in income.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets. The useful lives of assets are 39 years for buildings and five years for furniture, fixtures, and equipment.

The Partnership records impairment losses on hotel properties used in the operations if indicators of impairment are present, and the undiscounted cash flows estimated to be generated by the respective properties are less than their carrying amount. Impairment losses are measured as the difference between the asset’s fair value less cost to sell, and its carrying value. No impairment losses have been recorded to date.

Deferred Loan Costs

Deferred loan costs consist of loan fees paid in connection with the issuance of notes payable which are amortized on a straight-line basis that approximates the interest method over the term of the note payable. Amortization is included in interest expense in the statement of operations.

Westel Properties II, LTD

Notes to Financial Statements (continued)

Income Taxes

No federal or state income taxes are payable by the Partnership, and therefore, no tax provision has been reflected in the accompanying financial statements. The partners are required to included their respective share of Partnership profits or losses in their individual tax returns. The tax returns, the status of the Partnership as such for tax purposes, and the amount of allocable Partnership income or loss, are subject to examinations by the Internal Revenue Service. If such examinations result in changes with respect to the partnership status, or in changes to allocable Partnership income or loss, the tax liability of the partners would be changed accordingly.

Revenue Recognition

Revenue is recognized as earned, which is generally defined as the date upon which a guest occupies a room or utilizes the hotel’s services.

Sales and Marketing

Sales and marketing costs are expensed when incurred. These costs represent the expense for franchise advertising and reservation systems under the terms of the hotel management agreements and general and administrative expenses that are directly attributable to advertising and promotion.

Fair Value of Financial Instruments

The fair value of the Partnership’s cash, restricted cash, receivables, and notes payable approximate their carrying amounts.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

3.	Investment in Hotel

The hotel began construction in January 1998 and was completed and began operations in February 1999. The following is a reconciliation of the carrying value of investment in hotels at December 31, 2002 and 2001:

	December 31
	2002	2001
Land	$1,392,670	$1,392,670
Building and improvements	5,549,978	5,549,978
Furniture, fixtures, and equipment	1,073,908	963,899

Total	8,016,556	7,906,547
Less: accumulated depreciation	(1,288,331)	(942,889)

Investment in hotel, net	$6,728,225	$6,963,658

Westel Properties II, LTD

Notes to Financial Statements (continued)

4.	Notes Payable

On March 2, 1999, the Partnership entered into a mortgage note payable with GMAC Commercial Mortgage Corporation for $7,500,000 which is secured by the Partnership’s hotel. The mortgage note payable has a term of five years and is payable on April 1, 2004. The interest rate on the note is one month LIBOR plus 275 basis points. Principal payments were not required until April 1, 2000 and are based on an amount sufficient to fully amortize the loan over a 25-year period. The loan was repaid in full with proceeds from the sale of the hotel in January 2003 to Apple Hospitality Five, Inc. (see Note 7).

5.	Management Agreements

The Company’s hotel is subject to a management agreement under which Residence Inn by Marriott, Inc. (the “Manager”) manages the Partnership’s hotel. The management agreement covers an initial term of 20 years with renewal terms at the option of the Manager of up to an additional 10 years. The agreement provides for payment of base management fees, which are calculated annually and are 2% of sales, and incentive management fees, which are generally equal to 25% of operating profit (as defined in the management agreement) over a priority return (as defined in the management agreement) to the Partnership. Incentive management fees are payable only if and to the extent there is sufficient cash flow from the hotel after consideration of a priority return on investment and consideration of the funding of property improvements. Amounts not currently payable are deferred and are payable in future years only if and to the extent there is sufficient cash flow from future operations. All management incentive fees were paid during 2002, 2001, and 2000.

6.	Related Parties

The Partnership has contracted with Westel Associates II, L.C. (“WA II”), the general partner, to advise and provide day to day management services to the Partnership. In accordance with the contract, the Partnership will pay WA II an annual fee equal to 1% of the gross revenues generated by the operation of the hotel. The fee is to be paid quarterly in arrears out of net cash flow after payment of all debt service and other expenses. WA II earned $40,844, $38,423 and $34,370 for the years ended December 31, 2002, 2001 and 2000, respectively.

The Partnership contracted with WA II to be the developer of the hotel during its construction. The Partnership paid WA II $310,000 in connection for these services which was capitalized to investment in hotel.

7.	Subsequent Event

In January 2003, the Partnership sold its hotel investment to Apple Hospitality Five, Inc. for $14.3 million.

Report of Independent Auditors

Board of Directors

Hilton Hotels Corporation

We have audited the accompanying combined balance sheets of the Albuquerque, New Mexico Homewood Suites Hotel, the Baton Rouge, Louisiana Homewood Suites Hotel, and the Colorado Springs, Colorado Homewood Suites Hotel (collectively, the Three Homewood Suites) as of December 31, 2002 and 2001, and the related combined statements of income, equity and cash flows for each of the three years in the period ended December 31, 2002. These combined financial statements are the responsibility of the management of Hilton Hotels Corporation. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of the Three Homewood Suites as of December 31, 2002 and 2001 and the results of their combined operations and their combined cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

/s/    Ernst & Young LLP

Richmond, Virginia

April 1, 2003

Three Homewood Suites

Combined Balance Sheets

	December 31
	2002	2001
Assets
Investment in hotels:
Land	$4,084,735	$4,084,735
Buildings and improvements	25,493,948	25,505,025
Furniture and equipment	6,686,244	6,236,616

	36,264,927	35,826,376
Less: accumulated depreciation	(4,174,599)	(2,429,050)

Investment in hotels, net	32,090,328	33,397,326
Cash and equivalents	220,533	201,359
Accounts receivable, net of an allowance for doubtful accounts of $10,230 in 2002 and $5,543 in 2001	210,164	137,884
Prepaid expenses and other	24,912	22,458

Total assets	$32,545,937	$33,759,027

Liabilities and equity
Due to Hilton	$2,855,786	$5,751,235
Accounts payable	35,043	11,094
Accrued compensation and benefits	155,287	125,162
Accrued property taxes	242,932	232,731
Other accrued expenses	295,252	124,262

Total liabilities	3,584,300	6,244,484
Equity	28,961,637	27,514,543

Total liabilities and equity	$32,545,937	$33,759,027

See accompanying notes.

Three Homewood Suites

Combined Statements of Income

	Year ended December 31
	2002	2001	2000
Revenues:
Rooms	$8,757,599	$7,042,434	$2,912,237
Banquets/Audio Visual	68,158	39,979	7,634
Telephone	159,828	173,504	81,467
Other operating departments	92,579	76,721	45,047
Non-operating departments	142,956	108,965	35,150

Total revenues	9,221,120	7,441,603	3,081,535

Expenses:
Rooms	1,533,935	1,337,456	506,982
Banquets/Audio Visual	16,547	15,642	4,421
Telephone	137,629	102,608	39,694
Other	581,094	439,629	182,902
General and administrative	751,752	610,303	276,703
Marketing and pre-opening	934,858	1,230,593	454,967
Property operations and energy	822,344	719,022	245,516
Property taxes, insurance and other	443,792	443,847	141,065
Depreciation of hotel assets	1,745,549	1,640,356	788,694
Management & franchise fees to Hilton	626,938	504,945	208,935

Total expenses	7,594,438	7,044,401	2,849,879

Income before income taxes	1,626,682	397,202	231,656
Income taxes	618,139	150,937	88,028

Net income	$1,008,543	$246,265	$143,628

See accompanying notes.

Three Homewood Suites

Combined Statements of Equity

Balance, December 31, 1999	$4,984,611
Capital contributions	11,556,686
Net income	143,628

Balance, December 31, 2000	16,684,925
Capital contributions	10,583,353
Net income	246,265

Balance, December 31, 2001	27,514,543
Capital contributions	438,551
Net income	1,008,543

Balance, December 31, 2002	$28,961,637

See accompanying notes.

Three Homewood Suites

Combined Statements of Cash Flows

	Year ended December 31
	2002	2001	2000
Operating activities
Net income	$1,008,543	$246,265	$143,628
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation of hotel assets	1,745,549	1,640,356	788,694
Change in operating assets and liabilities:
Accounts receivable	(72,280)	(20,212)	(72,427)
Prepaid expenses and other	(2,454)	(14,983)	(7,476)
Accounts payable	23,949	9,754	(9)
Accrued expenses and other	211,316	105,439	994

Net cash provided by (used in) operating activities	2,914,623	1,966,619	853,404

Financing activities
Net change in due to Hilton	(2,895,449)	(1,844,159)	(864,354)

Net cash used in financing activities	(2,895,449)	(1,844,159)	(764,354)

Increase (decrease) in cash and equivalents	19,174	122,460	(10,950)
Cash and equivalents at beginning of year	201,359	78,899	89,849

Cash and equivalents at end of year	$220,533	$201,359	$78,899

Supplemental Disclosure of Cash Flow Information:

During the years ended December 31, 2002, 2001 and 2000, Hilton paid for capital expenditures and construction costs of the hotels in the amounts of $438,551, $10,583,353 and $11,556,686, respectively. These amounts have been recorded as capital contributions in the accompanying combined statements of equity.

See accompanying notes.

Three Homewood Suites

Notes to Combined Financial Statements

December 31, 2002 and 2001

1.    Organization and Basis of Presentation

The accompanying combined financial statements present the financial information of the Albuquerque, New Mexico Homewood Suites Hotel (Albuquerque), the Baton Rouge, Louisiana Homewood Suites Hotel (Baton Rouge) and the Colorado Springs, Colorado Homewood Suites Hotel (Colorado Springs) (collectively, the Three Homewood Suites) as of December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002.

Albuquerque is a 151-suite Homewood Suites Hotel located in Albuquerque, New Mexico, and is owned by Promus Hotels Florida, Inc. Baton Rogue is a 115-suite Homewood Suites Hotel located in Baton Rouge, Louisiana. Colorado Springs is a 127-suite Homewood Suites Hotel located in Colorado Springs, Colorado. Both the Baton Rouge and Colorado Springs properties are owned by Promus Hotels, Inc. Hilton Hotels Corporation (Hilton) acquired Promus Hotels, Inc. in November 1999. Both Promus Hotels, Inc. and Promus Hotels Florida, Inc. are, in effect, wholly owned subsidiaries of Hilton. Baton Rouge commenced operations in January 1999. Albuquerque commenced operations in February 2001. Colorado Springs commenced operations in April 2001.

The Three Homewood Suites utilize Hilton’s centralized systems for cash management, payroll, purchasing and distribution, employee benefit plans, insurance and administrative services. As a result, substantially all cash received by the Three Homewood Suites is deposited in and commingled with Hilton’s general corporate funds. General and administrative expenses are allocated by Hilton to the Three Homewood Suites. The assets of the Three Homewood Suites are not encumbered. Accordingly, management has not allocated any debt to the Three Homewood Suites. In the opinion of management, the allocation methods are reasonable.

2.    Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

Principles of Combination

The combined financial statements include the account balances and transactions of Albuquerque, Baton Rouge and Colorado Springs. All material intercompany account balances and transactions have been eliminated in combination.

Cash and Equivalents

Cash and equivalents includes short-term interest bearing accounts with original maturities of 90 days or less.

Accounts Receivable

Accounts receivable is comprised primarily of trade receivables due from hotel guests. The allowance for doubtful accounts is based on management’s estimate of the expected collectibility of these trade receivables.

Investment in Hotels

Land, buildings and leasehold improvements and furniture and equipment are stated at Hilton’s cost. Costs of improvements are capitalized. Costs of normal repairs and maintenance are charged to expense as incurred. Upon the sale or retirement of property and equipment, the cost and related accumulated depreciation are removed from the respective accounts, and the resulting gain or loss, if any, if included in income.

Buildings and improvements are depreciated using straight-line methods between 10-40 years. Depreciation and amortization of furniture and equipment is calculated using straight-line methods over the average estimated useful lives of the related assets, ranging from three to 10 years.

2.    Summary of Significant Accounting Policies (continued)

Asset Impairment

Long-lived assets are evaluated for impairment based on undiscounted future cash flows, and, if impaired, are carried at fair value. No impairment losses have been recorded to date.

Revenue Recognition

Room revenue represents revenue derived from the rental of suites. Revenues are recognized as room stays occur.

Income Taxes

The individual properties included in the Three Homewood Suites are owned by either Promus Hotels, Inc. or Promus Hotels Florida, Inc. but do not constitute all of the assets of Promus Hotels, Inc. or Promus Hotels Florida, Inc. These combined financial statements have been prepared assuming these properties were the only assets of a stand-alone C-corporation taxed at a 35% federal income tax rate and an assumed 3% state income tax rate (net of a federal benefit).

3.     Related Party Transactions

Management Fees and Franchise Fees

The Three Homewood Suites are managed by Hilton and are allocated a management fee equal to 3% of adjusted gross revenue, and a franchise fee equal to 4% of net suites revenue to Hilton. Total management and franchise fees incurred in 2002, 2001 and 2000 were $626,938, $504,945 and $208,935, respectively.

Marketing and Reservation Assessment

The Three Homewood Suites are allocated a combined marketing and reservation assessment to Hilton equal to 4% of net suites revenue in 2002, 2001 and 2000. Total marketing and reservation assessments were $350,304, $285,888 and $116,489 in 2002, 2001 and 2000, respectively, and are included in marketing and pre-opening in the accompanying combined statements of income.

3.    Related Party Transactions (continued)

Operating Services

The Three Homewood Suites are allocated expenses by Hilton for certain costs related to insurance, maintenance and guest loyalty programs. Total amounts allocated in 2002, 2001 and 2000 were $537,960, $391,329 and $138,901, respectively.

Due To/From Hilton

In addition to the fees and services discussed above, Hilton pays payroll and other operating costs, including income taxes, on behalf of the Three Homewood Suites. These amounts are generally included on Due to Hilton on the accompanying combined balance sheets. These amounts do not bear interest.

4.    Subsequent Event

Pursuant to an Agreement of Sale, executed on February 26, 2003, by and between Promus Hotels, Inc., Promus Hotels Florida, Inc. and Apple Hospitality Five, Inc. (Apple), Apple purchased the property and equipment and certain related assets, net of liabilities, of the Three Homewood Suites for a combined purchase price of $32,200,000.

Apple Hospitality Five, Inc.

Pro Forma Condensed Consolidated Balance Sheet as of December 31, 2002 (unaudited)

Basis of Presentation

The following unaudited Pro Forma Condensed Consolidated Balance Sheet of Apple Hospitality Five, Inc. ("Hospitality") gives effect to the purchase of a Residence Inn by Marriott ("Residence Inn Houston") on January 3, 2003, containing 120 suites and the purchase of three Homewood Suites by Hilton on January 26, 2003, containing a combined total of 393 suites as if the transactions had occurred on December 31, 2002. The Company purchased the Houston property from Westel Properties II, LTD for approximately $14.3 million and the three Homewood Suites from Hilton for $32.2 million.

This pro forma Balance Sheet also assumes all of the hotels had been leased to our wholly owned taxable REIT subsidiaries pursuant to master hotel lease agreements. Residence Inn by Marriott and Promus Hotels, Inc. (a wholly-owned subsidiary of Hilton Hotels Corporation) will continue to manage the hotels owned by Hospitality under agreements not materially different from historical contractual arrangements.

Such pro forma information is based in part upon the historical Consolidated Balance Sheet of Hospitality, the historical balance sheet of Westel Properties II, LTD, (Residence Inn Houston) and the historical balance sheet of Three Homewood Suites.

The following unaudited Pro Forma Condensed Combined Consolidated Balance Sheet of Hospitality is not necessarily indicative of what actual financial condition Hospitality would have been assuming such transactions had been completed on December 31, 2002, nor does it purport to represent the future combined financial position of Hospitality.

These unaudited pro forma condensed combined financial statements should be read in conjunction with, and are qualified in their entirety by, the historical consolidated financial statements of Hospitality, financial statements of Westel Properties II, LTD, and combined financial statements of Three Homewood Suites incorporated by reference into this prospectus.

	Historical Company Balance Sheet	Historical Marriott Residence Inn Houston	Historical Three Homewood Suites	Acquisition Adjustments		Total Pro forma
ASSETS
Investment in hotel properties, net	$—	$6,728,225	32,090,328	$47,341,416	(B)	$47,341,416
				(38,818,553	)(C)
Cash and cash equivalents	3,033	323,128	220,533	(457,853	)(H)	88,841
Prepaid offering costs	504,733	—	0	—		504,733
FF&E reserve	—	436,045	—			436,045
Deferred acquisition costs	57,008	—	0			57,008
Accounts receivable	—	97,417	210,164	(307,581	)(D)	—
Other assets	—	99,396	24,912	(124,308)		—

Total Assets	$564,774	$7,684,211	$32,545,937	$7,633,121		$48,428,043

LIABILITIES and SHAREHOLDERS' EQUITY

Liabilities
Mortgage notes payable	$—	$7,154,993	$—	$(7,154,993)		$—
Notes payable	218,143	—	—	—		218,143
Accounts payable and accrued expenses	327,389	12,418	35,043	—		374,850
Accounts payable affiliate	—	—	2,855,786	(2,855,786	)(E)	—
Interest payable	282	25,808				26,090
Distributions payable	—	—				—
Other accrued expenses	—	60,000	693,471	(693,471	)(E)	60,000

Total Liabilities	545,814	7,253,219	3,584,300	(10,704,250)		679,083

Shareholders' equity/Partners' Capital		430,992	28,961,637	(29,392,629	)(F)	—
Class B convertible stock, authorized 240,000 shares	24,000					24,000
Common stock, no par value, authorized 200,000,000	110			47,730,000	(A,G)	47,730,110
Net income greater than distributions	(5,150)	—	—	—		(5,150)

Total Shareholders' Equity	18,960	430,992	28,961,637	18,337,371		47,748,960

Total Liabilities and Shareholders' Equity	$564,774	$7,684,211	$32,545,937	$7,633,121		$48,428,043

Notes to Pro Forma Condensed Consolidated Balance Sheet (unaudited)

(A)	Capital raised represents net proceeds from equity offering needed to fund the total purchase price (net of assumed escrows and liabilities) of $47,730,000, which, when divided by the estimated net raised percentage of 88% (10% commission and other offering costs of 2%) represents gross proceeds of $54,238,636
(B)	Total purchase price consists of the following:

	Houston	3 Homewood Suites	Total Combined
Purchase price per contract	$14,300,000	$32,200,000	$46,500,000
Escrows assumed	(436,045)	—	(436,045)
Liabilites assumed	12,418	35,043	47,461

Sub-total	13,876,373	32,235,043	46,111,416
Acquisition fee payable to Apple Suites Realty Group	286,000	644,000	930,000
Additional estimated closing costs	100,000	200,000	300,000

Total purchase price	$14,262,373	$33,079,043	$47,341,416

Purchase Price, net of assumed escrows and liabilities	$14,686,000	$33,044,000	$47,730,000
Net Raise Percentage	0.88	0.88	.88
Gross dollars needed to fund acquisitions	$16,688,636	$37,550,000	$54,238,636
Gross dollars needed from initial offering	$16,688,636	$33,311,364	$50,000,000
Cost per share under initial offering	$10.50	$10.50	10.50

Shares from initial offering at $10.50 per share	1,589,394	3,172,511	4,761,905
Gross dollars needed after initial offering		$4,238,636	$4,238,636
Cost per share after initial offering		$11.00

Shares after initial offering at $11 per share		385,331	385,331

Total shares needed to fund acquisitions	1,589,394	3,557,841	5,147,235

(C)	Represents elimination of historical net carrying value of real estate under prior owner.

(D)	Represents elimination of net deferred loan costs and other intangible assets associated with prior owner.

(E)	Represents elimination of liabilities associated with prior owner, not assumed by the Company.

(F)	Represents elimination of equity associated with the prior owner.

(G)	Represents additional capital raised in 2002 necessary to fund the cash portion of the acquisition.

(H)	Represents elimination of 80% of cash held by prior owners, with remaining estimated 20% at hotel levels transfering to the Company per terms of the purchase agreement.

Apple Hospitality Five, Inc.

Pro Forma Condensed Consolidated Statements of Operations (unaudited)

For the year ended December 31, 2002

The following unaudited Pro Forma Condensed Consolidated Statement of Operations of Apple Hospitality Five, Inc. ("Hospitality") gives effect to the purchase of a Residence Inn by Marriott ("Residence Inn Houston") on January 3, 2003, containing 120 suites and the purchase of three Homewood Suites by Hilton on January 26, 2003, containing a combined total of 393 suites as if the transactions had occurred on January 1, 2002. The Company purchased the Houston property from Westel Properties II, LTD for approximately $14.3 million and the three Homewood Suites from Hilton for $32.2 million.

This pro forma Statement of Operations also assumes all of the hotels had been leased to our wholly owned subsidiaries pursuant to master hotel lease agreements. Residence Inn by Marriott and Promus Hotels, Inc. (a wholly-owned subsidiary of Hilton Hotels Corporation) will continue to manage the hotels owned by Hospitality under agreements not materially different from historical contractual arrangements.

Such pro forma information is based in part upon the historical Consolidated Statements of Operations of the Company, the historical Statements of Operations of Westel Properties II, LTD, and the combined historical Statement of Operations of Three Homewood Suites. In management's opinion, all adjustments necessary to reflect the effects of these transactions have been made.

The following unaudited Pro Forma Condensed Consolidated Statement of Operations of the Company are not necessarily indicative of what actual results of operations of the Company would have been assuming such transactions had been completed on January 1, 2002 for the twelve month Statement of Operations, nor does it purport to represent the results of operations for future periods.

These unaudited pro forma condensed combined financial statements should be read in conjunction with, and are qualified in their entirety by, the historical consolidated financial statements of Hospitality, financial statements of Westel Properties II, LTD, and combined financial statements of Three Homewood Suites incorporated by reference into this prospectus.

For the year ended December 31, 2002 (unaudited)

	Historical Company Statement of Operations	Historical Residence Inn Houston (A)	Pro Forma Adjustments		Pro Forma before acquisition of Three Homewood Suites	Historical Three Homewood Suites (A)	Pro Forma Adjustments		Total Pro Forma
Revenue:
Suite revenue	$—	$3,840,688	$—		$3,840,688	$8,757,599	—		$12,598,287
Other operating revenue	—	220,574	—		220,574	463,521	—		684,095
Interest income	—	9,029	—		9,029	—	$—		9,029

Total revenue	—	4,070,291	—		4,070,291	9,221,120	—		13,291,411

Expenses:
Operating expenses	—	1,580,075			1,580,055	4,778,159			6,358,214
General and administrative	2,343	46,003	125,000	(B)	173,346	—	200,000	(B)	373,346
Franchise fees	—	192,035	—		192,035	313,469	—		505,504
Management fees	—	224,411	—		224,411	313,469	—		537,880
Permits, Licenses & Lease Payments	—	—	—		—	—	—		—
Taxes, insurance and other	2,525	210,135	—		212,660	443,792	—		656,452
Depreciation of real estate owned	—	345,442	(345,442	)(C)	—	1,745,549	(1,745,549	)(C)	1,266,969
			386,966	(D)	386,966		880,003	(D)
Interest	282	367,301	(367,301	)(E)	282	—	—		282

Total expenses	5,150	2,965,402	(200,797)		2,769,755	7,594,438	(665,596	)(F)	9,698,647

Income tax expense	—	—	—	(F)	—	618,139	(618,139	)(G)	—

Net income	$(5,150)	$1,104,889	$200,797		$1,300,536	$1,008,543	$1,283,685		$3,592,764

Earnings per common share:
Basic and diluted	$(515.00)				$0.82				$0.70

Basic and diluted weighted average common shares outstanding	10		1,589,394	(H)	1,589,404		3,557,841	(H)	5,147,245

Notes to Pro Forma Condensed Consolidated Statements of Operations (unaudited):

(A)	Represents results of operations for the hotels acquired on a pro forma basis as if the hotels were owned by the Company at January 1, 2002 for the respective periods prior to acquisition by the Company in 2003.
(B)	Represents the advisory fee of .25% of accumulated capital contributions under the "best efforts" offering for the period of time not owned by the Company plus anticipated legal and accounting fees, and other costs associated with being a public company.
(C)	Represents removal of historical depreciation and amortization expense.
(D)	Represents the depreciation on the hotels acquired based on the purchase price allocation to depreciable property. The weighted average lives of the depreciable assets are 39 years for building and 7 years for FF&E. The estimated useful lives are based on management's knowledge of the properties and the hotel industry in general. Depreciable assets are $12,283,995 for the Houston hotel and $28,295,395 for the Three Homewood Suites hotels.
(E)	The Hotels were purchased for all cash, therefore, the interest related to prior owners debt was removed.
(F)	Represents the combined state and federal income tax expense of our wholly owned taxable REIT subsidiary estimated based on the contractual agreements put in place between the Company and our lessee based on a combined rate of 40%. Based on the terms of the lease agreements our taxable subsidiary would have incurred a loss. No operating loss benefit has been recorded as realization is not certain.
(G)	Represents elimination of income taxes of prior owner (see note F)
(H)	Represents the number of shares assuming Residence Inn III LLC was acquired at the beginning of the period presented. See note B to the pro forma condensed consolidated balance sheet.